March 26, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Altavoz Entertainment, Inc. Application for Withdrawal on Form RW for Registration Statement on Form S-1 (File No. 333-215589)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Nurish.Me Inc. (f/k/a Altavoz Entertainment, Inc.) (the “Company”) respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s registration statement on Form S-1 (File No. 333-215589), together with all exhibits and amendments thereto (collectively, the “Registration Statement”) initially filed with the Commission on January 17, 2017, as subsequently amended.

The Company requests withdrawal of the Registration Statement because it does not intend to pursue the contemplated public offering of securities covered by the Registration Statement at this time. The Company requests that the Commission consent to the application because the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act. The Company confirms that no securities have been sold or will be sold pursuant to the Registration Statement. Furthermore, the Registration Statement was not declared effective by the Commission.

Accordingly, the Company hereby respectfully requests that the withdrawal of the Registration Statement be effective as of the date hereof and requests that a written order granting the withdrawal of the Registration Statement, including all exhibits and amendments thereto, be issued by the Commission as soon as reasonably possible. The Company also requests, in accordance with Rule 457(p) promulgated under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use to the Company’s account.

Please forward a copy of the order consenting to the withdrawal to the undersigned via mail at Nurish.Me Inc., Attn: David Perez, 1951 NW 7th Avenue, Suite 300, Miami, FL 33136, with a copy to David Perez via email at info@nurish.me and via facsimile at (702) 577-3577 and to Allen C. Tucci via email at tuccia@whiteandwilliams.com or via facsimile at (215) 789-7622.

If you require additional information, please do not hesitate to contact the undersigned at (833) 368-7474, or Allen C. Tucci at (215) 864-6352.

Very truly yours,

/s/ David Perez
David Perez
President
Nurish.Me Inc. (f/k/a Altavoz Entertainment, Inc.)

cc:	Jan Woo
Michael Foland
Edwin Kim
Securities and Exchange Commission

Luis Cantillo
Financial Industry Regulatory Authority

Allen C. Tucci
White and Williams LLP